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                                FREEMARKETS, INC.
                      FREEMARKETS CENTER, 210 SIXTH AVENUE
                              PITTSBURGH, PA 15222


June 7, 2001

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C.  20549
Attn:  Suzanne Hayes and John G. Saia

Re:      FreeMarkets, Inc.
         Commission File No. 333-56124  Application for Withdrawal

Dear Ms. Hayes and Mr. Saia:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, FreeMarkets, Inc. (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto, Commission File No. 333-56124 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 23, 2001 and was amended on May 10, 2001.

The Registration Statement was filed to register the issuance of up to 17,250,000 shares of the Registrant's Common Stock, $0.01 par value per share (the "Shares"), in connection with the proposed merger of a subsidiary of the Registrant with and into Adexa, Inc. ("Adexa") pursuant to an Agreement and Plan of Reorganization dated as of February 7, 2001. By agreement dated June 5, 2001, the Registrant and Adexa terminated the Agreement and Plan of Reorganization. No Shares were sold in connection with the proposed transaction.

Accordingly, we request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Marlee S. Myers (412-560-3310) or Paul J. De Rosa (412-560-3312) at Morgan, Lewis & Bockius LLP, legal counsel to the Registrant.

Sincerely,

FREEMARKETS, INC.

/s/  Glen T. Meakem

Glen T. Meakem
Chairman and Chief Executive Officer